Brett Agnew Senior Vice President & Deputy General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew@sfgmembers.com

October 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mark Cowan, Esq.
Senior Counsel
Division of Investment Management –
Disclosure Review and Accounting Office

Re:    Midland National Life Insurance Company
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
File No. 333-282591

Dear Mr. Cowan:

On behalf of Midland National Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (the “Amendment”) for the Oak Elite Advisory Registered Index-Linked Variable Annuity Contracts (the “Contracts”), flexible premium deferred registered index-linked variable annuity contracts issued by the Company.

The Contracts are currently registered on both Form S-1 (File No. 333-262702) (the “Prior Registration Statement”) and Form N-4 (File No. 333-262682) (the “Separate Account Registration Statement”) and share a single Form S-1/N-4 combined prospectus. The Amendment is being filed for the purpose of (i) converting the Prior Registration Statement in conformity with the amendments adopted by the Commission to Form N-4 in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”); and (ii) including the Dimensional US Equity Core Plus Index as a reference index for the Cycle Investments. For the Staff’s convenience, a courtesy copy of the prospectus included in the Amendment marked against the prospectus included in the Prior Registration Statement will be provided to the Staff. At the appropriate time, the Company will file post-effective amendments to both the Registration Statement and the Separate Account Registration Statement reflecting any disclosure changes made in response to Staff comments and any currently missing information, including any necessary financial statements and exhibits.

If we may assist you in any way in the processing of this filing, please contact
Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Very truly yours,

/s/ Brett Agnew
Brett L. Agnew
Senior Vice President and Deputy General Counsel

MidlandNational.com